16001907

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marathon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Lakeside Drive, Suite 210
(No. and Street)

Bannockburn	IL	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Braasch 847-574-2675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Braasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KALI HOLSTEIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/28/2019

Notary Public

Signature

President, CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Marathon Capital Markets, LLC
Bannockburn, Illinois

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 22, 2016

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	5,432,336
Prepaid expenses		10,216
Total assets	$	5,442,552
Liabilities and Member's Equity		
Liabilities		
Due to Marathon Capital, LLC	$	3,433,037
Deferred revenue		122,000
Accounts payable		29,249
		3,584,286
Member's equity		1,858,266
Total liabilities and member's equity	$	5,442,552

See Notes to Financial Statement.

Marathon Capital Markets, LLC

Notes to Financial Statement

December 31, 2015

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings.

The Company does not handle customers' cash or securities and thus has no obligations under SEC Rule 15c3-3.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario, Nova Scotia and British Columbia.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company recognizes investment banking revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

Success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

While the majority of the Company's revenue is earned from success fees on the successful closing of a transaction, on-going retainer fees are also earned and are recognized as advisory fees over the period in which the related service is rendered. Deferred revenue represents the portion of retainer fees received by the Company for which revenue has not yet been recognized.

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax return.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2015. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2012.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing an uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date to fiscal periods beginning after December 15, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statement.

Note 2. Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is billed for advisory fees and other transactional support costs due under client engagements. The Company also pays a monthly management fee to the Parent whereby the Parent provides, among other things, office space and administrative support. In addition, the Parent pays certain expenses related to audit and regulatory matters on behalf of the Company that are reimbursed to the Parent.

As of December 31, 2015, the Company has a payable of $3,433,037 to the Parent.

Note 3. Concentration of Credit Risk

The Company maintains significant deposits in a bank. The Company has not experienced any losses in this account. Management believes the Company is not exposed to significant credit risk.

Note 4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital and a net capital requirement of $1,848,050 and $238,953, respectively. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a 50,000 Canadian Dollar excess working capital requirement by the Ontario Securities Commission and was in compliance with the requirement at December 31, 2015.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote, and has not recorded a contingent liability in the financial statement for these indemnifications.

Note 6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued. Management has determined that there are no material events or transactions that would affect the Company's financial statement or required disclosure in the Company's footnotes to the financial statement through this date.